FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of June 2005
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Commission File Number            0-16174
                       ---------------------------



                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     --------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                            Petach Tikva 49131 Israel
                            -------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F [X]    Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [ ]    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
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Set forth below is the Notice of Annual Meeting of Shareholders of the registrant, together with a description of the required vote, in connection with its upcoming annual meeting of shareholders. This Notice and related description are being published in Israel in accordance with applicable Israeli law; the complete proxy statement is expected to be filed next week.

                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                    Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2005 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel on July 27, 2005 at 5:00 p.m. local time.

     The agenda for the Annual Meeting is to adopt the following resolutions:

1. To receive and discuss the Company's consolidated balance sheet as of December 31, 2004 and the consolidated statements of income for the year then ended.

2. To approve the board of directors' recommendation that the cash dividend for the year ended December 31, 2004, which was paid in four installments and aggregated NIS 0.975 (approximately US$0.22) per ordinary share, be declared final.

3. To appoint Dr. Leora (Rubin) Meridor as a Statutory Independent Director (as defined below) for an additional term of three years, following the expected expiration of her initial term of appointment on December 7, 2005.

4. To elect the following four directors, each to serve for an additional three-year term: Eli Hurvitz, Ruth Cheshin, Prof. Michael Sela and Harold Snyder.

5. To approve the purchase of director's and officer's liability insurance for the directors and officers of the Company and its subsidiaries, with the same existing annual coverage of up to $250 million, for the period from June 1, 2005 through May 31, 2006.

6.   To approve the Company's 2005 Omnibus Long-Term Share Incentive Plan.

7. To approve an amendment to provisions of the Company's Articles of Association relating to the indemnification of directors and officers in order to incorporate certain provisions of recent amendments of the Israeli Companies Law regarding indemnification of directors and officers, and more closely correlate the text of the Company's Articles with the text of the Israeli Companies Law (as amended).

8. To approve an amendment to the Company's Articles of Association that would increase the registered share capital of the Company by NIS 50,000,000 to a total of NIS 150,000,000 by the creation of 500,000,000 additional ordinary shares of par value NIS 0.1 each.

9. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. ("PwC"), as the Company's independent registered public accounting firm for the year ending December 31, 2005 and to authorize the audit committee to determine their compensation and the board of directors to ratify such determination.
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     Only shareholders of record at the close of business on June 20, 2005 will be entitled to this notice of, and to vote at, the Annual Meeting.

                                        By Order of the Board of Directors,

                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                                        Uzi Karniel, Adv.
                                        Corporate Secretary
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                  Required Vote for Proposals at Annual Meeting

     Other than as described below, the vote of the holders of a majority of shares of stock participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt any proposal.

     The third proposal, relating to the approval of the extension of Dr. Leora (Rubin) Meridor's term of appointment, is subject to one of the following conditions: (i) the majority of the votes cast at the meeting and voting in favor of the appointment shall include at least one-third of the votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies Law), participating at the meeting (not including abstentions); or (ii) the total number of objecting votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies
Law) do not exceed 1% of the total voting rights in the Company.

     Finally, each of the seventh and eighth proposals, relating to the amendments to the Company's Articles of Association, requires the affirmative vote of at least 75% of shares voting at the Annual Meeting in person or by proxy.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                                      (Registrant)

                                        By:  /s/ Uzi Karniel
                                            ------------------------------
                                            Name:  Uzi Karniel
                                            Title:  General Counsel and
                                                    Corporate Secretary


Date:   June  16, 2005